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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital Distributors LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Belka **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tom Belka, affirm that, to the best of my knowledge and belief, the statement of financial condition pertaining to Incapital Distributors LLC (the "Company"), as of December 31, 2016, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature



Date

Title: Chief Financial Officer



Notary Public



Date



OFFICIAL SEAL
PATRICIA E ALLEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/19/18

INCAPITAL DISTRIBUTORS LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



pwc

Report of Independent Registered Public Accounting Firm

To the Management of Incapital Distributors LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Incapital Distributors LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of this financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

INCAPITAL DISTRIBUTORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash	$	748,846
Accounts receivable		40,097
Other assets		15,495
Total assets	$	804,438

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payable to Parent and affiliate	$	77,806
Other liabilities		46,234
Total liabilities		124,040
MEMBER'S EQUITY		680,398
Total liabilities and member's equity	$	804,438

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital Distributors LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a broker-dealer that engages primarily in the distribution of annuities.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return. Therefore, no provision for income taxes is included in the Company's financial statements. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a tax liability that would reduce net income. The Company does not have any significant uncertain tax positions as of December 31, 2016 and is not aware of any tax positions that will significantly change during the next twelve months. The tax information for the year ending December 31, 2013 remains open to examination by federal authorities under the statute of limitations. The years open to examination by state and other local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

3. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2016, $18,937 was unpaid at year-end and is included in payable to Parent and affiliate on the Statement of Financial Condition.

The Company has entered into a management agreement (the "Affiliate Agreement") with an affiliate, whereby the affiliate is a wholly owned subsidiary of the Parent. The affiliate provides the Company with administrative and management services in exchange for a management fee determined in accordance with the terms of the Affiliate Agreement. As of December 31, 2016, $58,869 was unpaid and is included in payable to Parent and affiliate on the Statement of Financial Condition.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and as of December 31, 2016 was required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2016, the Company had net capital, as defined, of $624,806, which was $524,806 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.199 to 1.

As an introducing broker-dealer, the Company does not take possession or control of cash or securities for customers, and therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(i) under the Securities Exchange Act of 1934.

5. EMPLOYEE COMPENSATION AND BENEFITS

In April 2009, the Parent adopted the Incapital Holdings LLC Equity Incentive Plan (the "Plan"). The Plan provides the grant of equity-based awards in the form of restricted share units, options, or bonus shares of the Parent (collectively, "the Awards") to employees of the Company. The total number of shares authorized under the Plan is 1,250,000. The Plan is administered by the Parent's Compensation Committee (the "Committee"). The Committee has the authority and discretion to determine the extent and terms (including vesting) of the Awards granted, as well as those eligible to receive the Awards.

Under the Plan, the Company is allowed to pay bonus compensation in shares of the Parent.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. No events requiring disclosure or recognition were identified.

* * * * * *